UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2009 FIRST QUARTER RESULTS

UNDER IFRS

•

Group revenues down 5.4% from Q1’08

o

Greek and Romanian fixed-line impacted by competitive pressure

o

Broadband net additions remain strong

o

Mobile achieves service revenue growth of over 3%

•

Group pro forma OIBDA margin lower at 36.6%

o

Comparative Greek fixed-line margin influenced by payroll increases, while Romanian fixed-line margin by revenue related accruals

o

Resilient mobile OIBDA against competitive pressure and steep MTR cuts

•

Cash flow generation remains solid notwithstanding lower OIBDA; net debt below €4.5bn for the first time since December 2007

ATHENS, Greece – May 7, 2009 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced unaudited consolidated results (prepared under IFRS) for the quarter ended March 31, 2009:

(€ mn except per share data)	Q1’09	Q1’08	% Change
Revenues	1,454.5	1,537.5	-5.4%
Operating Income	442.8	239.5	84.9%
Net Income	266.7	141.1	89.0%
Basic EPS (€)	0.5441	0.2879	89.0%
OIBDA*	720.6	533.8	35.0%
Pro forma** OIBDA	533.0	575.6	-7.4%
as % of Operating Revenues	36.6%	37.4%	-0.8pp
Cash flow from operations	310.8	322.5	-3.6%
CAPEX as % of Revenues	15.2%	9.0%	6.2pp

*   Operating income before depreciation and amortization

** Excluding impact of Voluntary Retirement Programs at OTE SA (€12.2mn in Q1'08, €11.0mn costs and   €201.9mn reversal in Q1'09) and RomTelecom (€29.6mn in Q1'08 and €3.3mn in Q1'09)

Commenting on the first quarter performance, Panagis Vourloumis, Chairman and CEO, indicated:

“We entered 2009 fully aware that our strengths would be put to the test, and they were, as soon as the year started.  In January, our mobile operations in Greece faced intense pricing competition – Cosmote’s vigorous response enabled it to retain its market share and strengthen its leadership, but this impacted the growth of our profitability in mobile, notwithstanding the continued excellent performance of Cosmote Romania.  Competition did not abate in Greek fixed-line either, as market consolidation and excessive regulation mean that we face more powerful rivals with a less-than-optimal tariff proposition. During the quarter, we were able to claw back about €200 million of past provisions related to the 2005-06 voluntary retirement plan, as a result of the long-awaited transfer of OTE shares to the pension fund. Romanian fixed-line revenues were down from a high base in the first quarter last year; however, RomTelecom managed to maintain a satisfactory level of profitability. None of the developments of the quarter – including the general deterioration of the economic environment – caught us off guard.  They reinforce our determination to speed up the transformation of our organization, in order to secure our market positions and preserve our profitability.”

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues declined by 5.4% in Q1’09 compared to the previous year’s quarter. This decrease was largely driven by lower revenues in Greek and Romanian fixed-line telephony, despite the continued growth in revenues from ADSL and LLU. Mobile telephony revenues were impacted by intense pricing competition in Greece and elsewhere, as well as by a sharp decline in sales of telecommunications equipment across all Greek and international mobile operations, as customers delay replacement of handsets.

Total Operating Expenses

Total Operating Expenses excluding depreciation & amortization decreased sharply by 26.9% in Q1’09 to €733.9mn, largely reflecting the €201.9mn reversal of voluntary retirement costs as a result of the contribution by the Greek State of a 4% stake in OTE to the IKA pension fund.  Adjusting for this reversal and other early retirement charges (€11.0mn in Greece and €3.3mn in Romania), total Operating Expenses would have declined by 4.2% from the comparable 2008 quarter, chiefly reflecting lower cost of equipment and lower payments to domestic operators.

- Payroll and Employee Benefits

In Q1’09, Payroll and Employee Benefits (including provisions for staff retirement indemnities and youth account) totaled €315.1mn, up 5.0% compared to the previous year’s quarter.

- Other Operating Expenses

Group Other Operating Expenses increased by 8.2% to €329.3mn. Lower repair & maintenance costs and commissions to dealers were offset by higher advertising costs and third party fees.

Operating Income before Depreciation and Amortization

Pro forma Operating Income before Depreciation and Amortization (OIBDA) decreased by 7.4% to €533.0mn in Q1’09. Group pro forma OIBDA margin stood at 36.6%, down 0.8pp from the comparable quarter last year, mainly due to higher payroll and increased advertising costs and third party fees.

Depreciation and Amortization

Group Depreciation and Amortization decreased by 5.6% to €277.8mn in Q1’09.

Operating Income

In the quarter, Group Operating Income increased by 84.9% to €442.8mn, positively impacted by the €201.9mn reversal of voluntary retirement plan charges. Excluding this reversal and other early retirement charges, Group Operating Income fell by 9.3% to €255.2mn.

Net Income

OTE Group Net Income increased by 89.0% to €266.7mn in Q1’09, mainly reflecting the impact of the voluntary retirement cost reversal. Q1’09 net income has been additionally affected by a €21mn financial loss (pre-tax). This item is related to the VRP reversal and resulted from the discounting effect of the €201.9mn amount.

Cash Flow

Cash flow provided by operating activities decreased by 3.6% from Q1’08, amounting to €310.8mn, mainly reflecting the timing of interest payments associated with debt for the buyout of Cosmote’s minorities. Cash provided by Operating Activities before interest and tax payments increased 24.3% from €358.7mn in Q1’08 to €446.0mn. This achievement was due to improved trade receivables and accounts payable in the quarter compared to the respective period last year. Finally, in Q1’09 OTE also incurred an outflow of approximately €11mn related to Greek fixed-line redundancy payments.

Capital Expenditure

Capital expenditure in the first quarter totaled €221.4mn, up 59.3% compared to Q1’08, partly due to comparatively higher capex at mobile and Romanian fixed-line activities. Capital expenditure for the Greek fixed-line, RomTelecom and mobile operations reached €50.3mn, €45.4mn and €117.4mn, respectively.

Debt

As at March 31, 2009, total OTE Group gross debt remained broadly flat compared to 2008 year end and stood at €6,045.1mn. Net debt amounted to €4,584.6mn, down 0.8% from 2008 year end.

Approximately €181mn of OTE’s cash balances are placed in highly liquid government notes, which are not accounted for under Cash and Cash equivalents. Adding this amount to Cash and Cash Equivalents, net debt at March 31, 2009 would amount to €4,403.6mn, falling below the €4,500mn level for the first time since the acquisition of Cosmote’s minorities. Compared to December 2008, net debt was down nearly €110mn, as a result of solid cash flow generation.

Reflecting the Group’s stated intention to sell Cosmofon, this subsidiary’s cash and cash equivalents are reported under assets held for sale. OTE Group debt outstanding breaks down as follows:

(€ mn)	Mar 31, 2009	Dec 31, 2008	% Change
Short-Term:
-Bank loans	2.3	5.1	-54.9%
Medium & Long-term:
-Bonds	5,468.9	5,464.5	0.1%
-Bank loans	573.9	578.1	-0.7%
Total Indebtedness	6,045.1	6,047.7	0.0%
Cash and Cash equivalents	1,462.7	1,429.8	2.3%
Cash and Cash equivalents incl. in assets held for sale	(2.2)	(1.9)	-
Net Debt	4,584.6	4,619.8	-0.8%

1.

GREEK FIXED-LINE OPERATIONS

ACCESS LINE & TRAFFIC STATISTICS

	Mar 31, 2009	Mar 31, 2008	% Change	Dec 31, 2008
PSTN lines	4,027,567	4,413,027	-8.7%	4,110,102
ISDN, 64kb equiv. lines	1,254,110	1,324,918	-5.3%	1,275,906
Total lines	5,281,677	5,737,945	-8.0%	5,386,008
ADSL subscribers	1,028,360	861,592	19.4%	972,279
Unbundled local loops	770,506	404,846	90.3%	672,065

(Minutes, million)	Q1’09	Q1’08	% Change	Q4’08
Local	2,644.3	2,755.9	-4.0%	2,664.5
National Long-distance	486.3	465.1	4.6%	497.0
International Long-distance	57.3	64.3	-10.9%	63.9
Fixed-to-Mobile	381.6	426.1	-10.4%	425.1
Special Calls	38.1	43.3	-12.0%	40.9
Total Voice traffic	3,607.6	3,754.7	-3.9%	3,691.4
Subscription Dial-up Internet	390.3	822.7	-52.6%	822.7

The rate of PSTN and ISDN line losses in the quarter is nearly unchanged compared to that of Q4’08, partly reflecting OTE’s efforts – notably through a dedicated call center – to optimize customer retention.

In broadband, the total Greek ADSL market reached approximately 1.8 million subscribers at the end of March 2009, compared to less than 1.3 million one year earlier, an increase of 42.0%. Total broadband net new additions exceeded 150,000 in the quarter, the highest quarterly increase since Q4’07. Total OTE ADSL customers (retail & wholesale) exceeded 1 million. During the quarter, certain of OTE’s competitors gained market share as a result of aggressive marketing campaigns offering cut-rate tariffs. The process of market consolidation also continued during the period, with some of the smaller competitors joining forces. OTE welcomes such developments, which should lead to a more viable and rational market.

OTE’s share of retail broadband customers remained nearly unchanged in the quarter. With nearly 75,000 new retail subscribers in the quarter, OTE maintained its broadband market share at the end of the quarter well above the 50% target level. Due to regulatory constraints on its pricing, OTE competes primarily on the basis of its superior product and service quality.

The rate of new subscriptions to the "Conn-x Talk" flat-rate packages remained high in Q1’09. Currently, over 35% of eligible Conn-x broadband customers have adopted flat-rate packages.

In February, OTE carried out the commercial launch of its IPTV offering. Currently offered in five metropolitan areas, the initial uptake is deemed successful. OTE has started an extensive brand awareness campaign for Conn-x TV, while continuously enhancing content and video on-demand services offered.

SUMMARY FINANCIAL DATA

(€ mn)	Q1’09	Q1’08	% Change
Revenues	605.0	638.0	-5.2%
- Basic Monthly Rentals	147.4	160.2	-8.0%
- Fixed-to-fixed calls	103.2	113.8	-9.3%
- Fixed-to-mobile calls	42.4	57.2	-25.9%
- International	39.7	52.9	-25.0%
- Other	272.3	253.9	7.2%
Operating Income	271.3	89.5	203.1%
Operating income before depreciation and amortization	380.9	211.0	80.5%
as % of Operating revenues	63.0%	33.1%	29.9pp
Voluntary Retirement reversals/(costs)	190.9	(12.2)	-
Pro Forma Operating income before depreciation and amortization	190.0	223.2	-14.9%
as % of Operating revenues	31.4%	35.0%	-3.6pp
Depreciation & Amortization	109.6	121.5	-9.8%

In Q1’09, revenues from monthly rentals continued to decline, reflecting the loss of PSTN lines. The pace of fixed-to-mobile revenue decline accelerated, driven by a further steep mobile interconnect rate cut imposed by the regulator and implemented as of the beginning of the year. International revenues continue to be negatively affected by increased competition, as well as by the wholesale price reductions implemented in the previous quarter. ADSL revenues were up compared to the same quarter last year. LLU-related revenues continued to increase, as a result of the ongoing growth in unbundled local loops. Interconnection charges in the quarter were down, chiefly reflecting lower wholesale traffic. Leased-line revenues decreased in the quarter, largely due to competitive pressure in this segment of the market.  Finally, revenues from services rendered dropped sharply, mainly reflecting services provided by OTE to Cosmote.

Total operating expenses decreased by 39.2% compared to Q1’08, to €333.7mn. This decrease is largely attributable to the €201.9mn reversal of charges related to the Voluntary Retirement Program (VRP) of 2005-2006. In March 2009, the Greek State contributed a 4% stake in OTE’s share capital to the IKA pension fund, as a means of financing part of the VRP. OTE had incurred the total cost of this scheme in the 2005 financial statements. Early retirement cost for Q1’09 stood at €11.0mn, reflecting the 180-employee exit program announced earlier this year. Excluding early retirement charges and reversals, total operating expenses would have amounted to €524.6mn, 2.2% lower than the comparable Q1’08 level.

Greek fixed-line headcount was 12,086 at the end of the quarter. Payroll and employee benefits (including provisions for staff retirement indemnities and youth account) were up 10.4% to €199.0mn mainly reflecting wage increases.

Other operating expenses stood at €114.4mn, up 2.3% from €111.8mn in Q1’08, driven mainly by higher repairs and maintenance costs, third party fees and utilities. The containment in other cost lines (provisions for doubtful accounts, advertising) mitigated this increase. In the quarter, the company proceeded with the closure of around 100 of its less productive shops, while at the same time strengthening other distribution channels (call centers, e-shops, etc.).

2. MOBILE OPERATIONS

CUSTOMER BASE EVOLUTION

	Cosmote Greece	AMC	Globul	Cosmote Romania	Cosmofon	Total Cosmote
Net adds/ (disconnections) Q1’09	518,465	9,458	(84,764)	212,222	19,360	674,741
Customers Q1’09	8,411,609	1,405,447	4,012,232	6,106,278	766,407	20,701,973
% YoY Change	28.8%	14.9%	3.5%	44.1%	23.9%	25.6%

SUMMARY FINANCIAL DATA

(€ mn)	Q1’09	Q1’08	% Change
Revenues	716.4	747.3	-4.1%
Operating Income	133.9	139.3	-3.9%
Operating income before depreciation and amortization	240.2	240.0	0.1%
as % of Operating revenues	33.5%	32.1%	1.4pp

In a very challenging quarter, Cosmote achieved service revenue growth of 3.2% to €627.8mn, while succeeding in preserving OIBDA at the same levels as last year. Total revenues declined by 4.1% to €716.4mn, mainly reflecting lower sales of handsets and accessories. Since the beginning of the year, and following a more centralized model of handset purchases and sales, these are gradually being transferred to the parent company level, in order to optimize the product portfolio and enhance distribution efficiencies. As a result, total revenues of Cosmote Greece have been positively affected, while Germanos revenues have had a corresponding reduction. Germanos also discontinued handset trading activities, which were considered non-core, tying up working capital, without any profit contribution. By focusing even more actively in the distribution of Cosmote services (and wholesaling prepaid products), Germanos has been critical in Cosmote’s market share growth, especially in Greece and Romania, through its contribution in subscribers, leading to the Group’s financial outperformance.

OIBDA was virtually unchanged at €240.2mn in Q1’09, with OIBDA margin rising by 140 basis points.  This has been achieved despite adverse economic conditions, intensified - often irrational - competition and significant regulatory pressure in several markets resulting in a major reduction in interconnection rates.

Cosmote’s customer base rose by 25.6% compared to a year ago, while net adds during the quarter reached approximately 675K, bringing the total to 20.7 million. As Cosmote continues gaining the majority of the market’s additions in Greece and Romania, its market share is rising further, setting the basis for continuing outperformance going forward.

In Greece, Cosmote’s OIBDA margin stood at 36.9% in Q1’09, down 4.5pp from Q1’08, as a combined result of higher sales of handsets and accessories, following the centralization process mentioned earlier, higher marketing expenses, pricing pressure and new interconnection rates. Following the aggressive price reductions initiated by competitors, Cosmote emerged with enhanced market position at the end of the period, but nevertheless revenue and margins were affected.  Cosmote Romania’s OIBDA pursued its upward trend, reaching €13.0mn, as compared to a loss of €7.7mn for the same period last year, with OIBDA margin reaching 13.3%. In Bulgaria, Globul’s OIBDA rose by 2.7% in Q1’09, to reach €41.4mn. Finally, AMC’s OIBDA margin dropped by 2.6pp to 62.1%, primarily as a result of increased regulation.

Greece – Cosmote

In Q1’09, Cosmote continued to gain market share, adding over 518,000 net subscribers, the highest quarterly net addition of the past three years, resulting in a total subscriber base of 8.4 million, up 29% compared to Q1’08. With the largest customer base, Cosmote was the main beneficiary from the price competition during Q1, which targeted on-net traffic. The total number of post-paid subscribers rose 8.6% year-on-year, accounting for approximately 27% of Cosmote’s customer base, while the number of pre-paid customers at the end of Q1’09 was 38.2% higher than one year earlier. Once again, Cosmote is estimated to have captured the majority of net additions in Q1’09 in both the post- and pre-paid segments, benefiting from strong distribution, top-quality network and enhanced customer services, increasing its market share to an estimated 43%.

SUMMARY FINANCIAL DATA

(€ mn)	Q1’09	Q1’08	% Change
Revenues	443.0	424.4	4.4%
Operating Income	119.3	133.1	-10.4%
Operating income before depreciation and amortization	163.5	175.5	-6.8%
as % of Operating revenues	36.9%	41.4%	-4.5pp

Q1'09 was a very challenging quarter in Greece, with the most intense price competition in years, combined with a 20% reduction in termination rates and sluggish macroeconomic conditions. In this environment, Cosmote once again significantly outperformed the market, with total revenues increasing by 4.4% to €443.0mn, though service revenues declined by 3.4%. It is notable that despite the competitively driven sharp price reduction in Q1, outgoing revenues increased by 2%, while the overall reduction in service revenues resulted primarily from incoming revenues, down by 23% due to the termination rate cut and a shift to more “on-net” traffic, as well as a 20% drop in roaming revenues.

By the end of Q1’09, Cosmote’s mobile broadband subscriber base had reached 126K, and data revenues (excluding SMS) continued to grow at an impressive pace, partly offsetting pricing and regulatory pressures.

During the quarter, Cosmote invested heavily in advertising campaigns aimed at bolstering its brand image. Despite the pressure in service revenues, Cosmote raised its marketing and customer care investments, positioning itself to benefit fully from a market recovery.

As a result, OIBDA decreased by 6.8% in the quarter as compared to Q1’08, reflecting higher market related costs, lower service revenues, while at the same time cost improvements were achieved in certain areas, notably network cost.

	3M’08	H1’08	9M’08	12M’08	3M’09
AMOU, blended (min)	177	183	184	183	200
ARPU, blended (€)	24.1	24.2	24.4	23.6	18.3
Total Customer base	6,528,495	6,920,907	7,410,728	7,893,144	8,411,609

Blended AMOU in Q1’09 increased by 13% to 200 minutes compared to Q1’08, continuing the trend of previous quarters, mostly driven by pre-paid AMOU, up by nearly 62% as a result of aggressive on-net offers.

Blended ARPU for Q1’09, at €18.3, was down approximately 24% from Q1’08, chiefly reflecting lower ARPU in the pre-paid segment. In addition, post-paid ARPU dropped slightly, chiefly reflecting lower incoming rates and the pick up in data offerings, with generally lower ARPU.

Albania – AMC

In Q1’09, AMC added about 9.5K net new subscribers, bringing its total customer base at the end of the period to approximately 1.4 million, a 14.9% increase compared to the first quarter of 2008.

SUMMARY FINANCIAL DATA

	Q1’09	Q1’08	% Change
Revenues	40.4	45.0	-10.2%
Operating Income	19.3	23.2	-16.8%
Operating income before depreciation and amortization	25.1	29.1	-13.7%
as % of Operating revenues	62.1%	64.7%	-2.6pp

The slowdown in AMC’s revenues compared to Q1’08 reflects primarily new regulation related to both wholesale and retail tariffs as well as increased competition following the entrance of a third operator in the Albanian market. AMC’s OIBDA margin remained strong, at 62.1%.

	3M’08	H1’08	9M’08	12M’08	3M’09
AMOU, blended (min)	55	55	57	57	57
ARPU, blended (€)	13	13	13	13	10
Total Customer base	1,223,295	1,280,181	1,315,997	1,395,989	1,405,447

Bulgaria – Globul

Globul’s contract customer base increased by 15.8% from the end of Q1’08 to a total of 2.1mn, or 51.4% of Globul’s total customer base. By contrast, the number of pre-paid customers dropped by 7% compared to the end of Q1’08, as a result of the market rationalization in that segment.  Globul’s total customer base at the end of Q1’09 was approximately 4.0 million, an increase of 3.5% from a year earlier.

SUMMARY FINANCIAL DATA

(€ mn)	Q1’09	Q1’08	% Change
Revenues	109.1	101.1	7.9%
Operating Income	17.9	17.4	2.9%
Operating income before depreciation and amortization	41.4	40.3	2.7%
as % of Operating revenues	37.9%	39.9%	-2.0pp

The drop in Globul’s OIBDA margin reflects higher sales of handsets and accessories, which carry lower margins, resulting from the integration of handset purchasing with Germanos Bulgaria.

	3M’08	H1’08	9M’08	12M’08	3M’09
AMOU, blended (min)	103	106	109	112	112
ARPU, blended (€)	9	9	9	10	8
Total Customer base	3,877,978	3,945,255	4,019,101	4,096,996	4,012,232

Globul’s blended AMOU for Q1’09 reached 112 minutes, up by about 9.1% vs Q1’08, as a result of increased pre-paid AMOU (up 40.6%) and the steady shift towards post-paid subscribers. Blended ARPU dropped 3.9% in comparison to the same period last year, to just over €8.

Romania – Cosmote Romania

Cosmote Romania achieved another strong growth in OIBDA in Q1’09, to €13.0mn, on an 84% increase in total revenues compared to the same quarter last year. Cosmote Romania expects to continue delivering further performance improvements throughout 2009, substantially enhancing Group results.

In the quarter, Cosmote added over 212K net new subscribers, of which 108K post-paid, bringing the total customer base to 6.1 million, of which 20% post-paid, steadily improving its post-paid base. The customer mix, notably the mix in net additions underscores Cosmote’s success in the post-paid segment, following focus on pre-paid customers the first year of operations. Having reached a market share in excess of 23%, Cosmote Romania is set to pursue its strong market execution and continue delivering a strong financial performance.

SUMMARY FINANCIAL DATA

(€ mn)	Q1’09	Q1’08	% Change
Revenues	98.1	53.2	84.4%
Operating Income/(loss)	(5.5)	(25.8)	78.7%
Operating income/(loss) before depreciation and amortization	13.0	(7.7)	-
as % of Operating revenues	13.3%	-	-

Blended ARPU for Q1’09 was €5.2, up 5.6% year on year, still affected by low pre-paid revenue per user, as the market is dominated by cut-rate on-net offers. Post-paid outgoing revenues increased 70% compared to Q1’08, while pre-paid revenues rose by 67%.

	3M’08	H1’08	9M’08	12M’08	3M’09
ARPU, blended (€)	5	5	5	5	5
Total Customer base	4,238,143	4,642,525	5,246,422	5,894,056	6,106,278

FYROM - Cosmofon

At the end of Q1, Cosmote signed the agreements with Telekom Slovenije for the transfer of 100% stake of COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE, through COSMOTE’s 100% owned subsidiary, OTE MTS HOLDING B.V., as well as GERMANOS TELECOM AD SKOPJE (GTS). This transaction is in line with the commitments undertaken by the DT Group, following its acquisition of control of OTE. The total value of the transaction, subject to certain customary adjustments, amounts to €190mn.

SUMMARY FINANCIAL DATA FOR COSMOFON

(€ mn)	Q1’09	Q1’08	% Change
Revenues	14.3	14.6	-2.1%
Operating Income/(loss)	(3.4)	(0.9)	-277.8%
Operating income before depreciation and amortization	1.9	3.6	-47.2%
as % of Operating revenues	13.3%	24.7%	-11.4pp

Germanos

In Q1’09, Germanos contributed 571,661 net new subscribers to the Group, accounting for 86% of total net additions (excluding Albania). Germanos is the major contributor to the Group’s market share gains and a critical factor in Cosmote’s market outperformance, especially in Greece as well as in Romania. The increasing subscriber contribution by Germanos is one of the critical factors in Cosmote’s outperformance in these markets, and thus the improvement in the Group’s financial results.

Germanos, focusing strategically in customer additions to the Group as the major distribution unit, and thus enhancing overall value, reported revenues of €195.5mn in the quarter while Germanos OIBDA reached negative €0.9mn for the same period. The change in its activities, including the transfer of sales and purchases of handsets to the operator level and the discontinuation of its handset trading activities, as well as the gradual integration of several units of the business within Cosmote, is leading to substantial changes in its financial figures.

SUMMARY FINANCIAL DATA FOR GERMANOS

(€ mn)	Q1’09	Q1’08	% Change
Revenues	195.5	240.7	-18.8%
Operating Income	(5.3)	(1.3)	-
Operating income/(loss) before depreciation and amortization	(0.9)	2.5	-
as % of Operating revenues	-	1.0%	-

3. ROMANIAN FIXED-LINE OPERATIONS

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

SUMMARY FINANCIAL DATA

(€ mn)	Q1’09	Q1’08	% Change
Revenues	201.4	219.2	-8.1%
Operating Income/(loss)	13.7	(14.2)	-
OIBDA	74.3	55.8	33.2%
Pro forma OIBDA*	77.6	85.4	-9.1%
as % of Operating Revenues	38.5%	39.0%	-0.5pp

Fixed Telephony, Lines	2,933,099	3,021,433	-2.9%

* Excluding impact of RomTelecom employee exit programs in both quarters

Since the last months of 2008, the Romanian economic environment suffered the impact of the severe devaluation of the local currency, down nearly 16% against the Euro from September 2008 to February 2009, and of the global economic downturn.  Early signs of stabilization appeared in March 2009 following successful negotiation with the IMF and a relative strengthening of the currency.

In this environment, RomTelecom recorded a drop in revenues of slightly over 8% as compared to Q1’08. The main driver of the revenue decline was a 12.3% decrease in voice services as a combined result of a 10% ARPU drop and a 2.9% line loss. Despite the fact that the company expresses its tariffs in Euros, the timing difference between charging the customers and reporting the corresponding revenue, in conjunction with the adverse currency fluctuations, resulted in a 5.4% drop in total voice revenues and a 6.6% drop in ADSL revenues, with a cumulative negative effect of €6.8mn on quarterly revenue. For their part, wholesale revenues dropped by 27%, reflecting a 15% decrease in transit traffic and the impact of a one-off settlement with a mobile operator, which had boosted Q1’08 revenues.

RomTelecom's strategic goal is to overcome the traditional telephony revenue decline by increasing its market share in the new growth areas of broadband and satellite TV. Its aim is to increase the number of revenue-generating units (defined as PSTN, ADSL and TV subscriptions), thus mitigating the effects of the decrease in traditional-voice only-customers. This strategy has proved successful, as RomTelecom increased by 10% its total revenue-generating units compared to last year's quarter (4,358,817 RGUs in Q1’09 vs. 3,954,289 RGUs in Q1’08). As a result of these efforts, net line churn for Q1'09 was contained to only 1.5%. With an increase of more than 56% in ADSL customers compared to the end of Q1’08, penetration reached 24% of all PSTN subscribers and revenues were up 46% from the year earlier level. Similarly, the number of direct-to-home TV subscribers rose 50% to nearly 750,000, representing PSTN penetration of 25% and generating a 67% increase in revenues. Additionally, the company's efforts to serve business customers with large data communication needs with dedicated, high-margin products led to a 33% revenue increase in VPN revenues, resulting from a 42% increase in VPN connections.

Operating expenses excluding depreciation and amortization for Q1’09 were 22.2 % lower than in the same period in 2008, mostly due to a tenfold decrease in redundancy expenses (€29.6mn in Q1’08) and a 16% decrease in headcount compared to the end of Q1’08. In line with RomTelecom’s Transformation Plan, measures aimed at tightening cost control and enhancing efficiency are continuing into 2009; nearly 200 redundancies, effective April 1, 2009 for the most part, were announced during the quarter.

Reflecting these efforts, OIBDA for Q1’09 rose 33.2% compared to the same period of 2008. Largely due to the devaluation of the local currency (-14% between Q1’08 and Q1’09), depreciation & amortization were €9.4mn lower than for the same period of 2008.  Pro forma OIBDA margin was down slightly during the period.

During the quarter the company completed the first phase of its CDMA network rollout, and this was followed by commercial launch on April 6, 2009. Additionally, it enhanced its capabilities in delivering Integrated IT & Telecom services solution for business customers. All these actions are part of RomTelecom's broader strategy to offset the decline in traditional telephony services with a rich and diverse offering to both its retail and business customers.

4.  EVENTS OF THE QUARTER

OTE PROCEEDS WITH ANNUAL EMPLOYEE EXIT PLAN

On January 28, 2009, OTE’s management and OME-OTE (the employee’s union) signed a Collective Labor Agreement pursuant to which employees who will have completed the number of years of service required for retirement by December 31, 2009 will be entitled to benefits providing they leave by this date.  Eligible employees should have submitted their irrevocable applications by February 16, 2009.  The estimated total cost amounts to €11.0mn and is included in the Q1’09 income statement in the line item “Cost of early retirement program”.

OTE HOLDS EXTRAORDINARY SHAREHOLDERS MEETING

On February 6, 2009, OTE held its Extraordinary General Assembly of Shareholders, previously cancelled due to industrial action. During the meeting 50.0% of the company’s shareholders were present in the meeting. During the meeting and in line with the meeting’s Agenda, the first and the fifth items were discussed. The amendments of Articles 8 (Board of Directors), 9 (Election, Composition and Tenure of the Board of Directors), 10 (Incorporation and Operation of the Board of Directors) and 12 (Managing Director) of the Articles of Incorporation currently in force, were approved. During the meeting, the appointment of Mr. Leonidas Korres as independent member of the Board, in replacement of Mr. Stefanou who had resigned on June 26, 2008, was also announced.

Subsequently, OTE's Board of Directors took place, and following the submitted resignations of its members Ilias Gounaris, Leonidas Korres, Georgios Bitros and Georgios Tzovlas, the Board elected four temporary new members in replacement of the aforementioned members. The new members are: Mr. Konstantinos Michalos, President of the Athens Chamber of Commerce and Industry, Dr. Yannos Benopoulos, Chairman and CEO of Pantheon Airways, Dr. Kevin Copp, Senior Executive Vice President, Head of Mergers & Acquisitions of Deutsche Telekom, and Dr. Martin Walter, Chief Compliance Officer at Deutsche Telekom.

GREEK STATE TRANSFERS 4% OF OTE'S SHARE CAPITAL TO THE IKA PENSION FUND

On  March 4, 2009, an agreement was signed between the Greek State and IKA (which has absorbed TAP OTE), regarding the transfer of 4% of OTE’s share capital currently held by the Greek State, to IKA in accordance with Law 3371/2005. The transfer price was €10.3 per share.

OTE BOARD OF DIRECTORS APPOINTS NEW MEMBER

On March 26, 2009, OTE’s Board of Directors announced the appointment of Mr Guido Kerkhoff as a non-executive board member, in replacement of Dr Karl Gerhard Eick, who had tendered his resignation on March 20, 2009. Mr. Kerkhoff was born in 1967 and holds degrees in Business Administration. He began his career in the Group Accounting Department of VEW AG, where he worked from 1995 through 1996. He then moved on to Bertelsmann AG, where he held the position of Head of Projects and General Corporate Accounting and Controlling. Since April 2002, Mr. Guido Kerkhoff has held various management positions in Deutsche Telekom’s Finance department and has been the Head of Deutsche Telekom Group Accounting and Controlling since mid-2006. On March 1, 2009, Mr. Kerkhoff was appointed as a Member of Deutsche Telekom’s Board of Management, responsible for South Eastern European operations.

COSMOTE SIGNS AGREEMENT FOR THE SALE OF COSMOFON

On March 30, 2009, Cosmote SA signed agreements with Telekom Slovenije for the transfer of 100% interests in Cosmofon Mobile Telecommunications AD Skopje and Germanos Telecom AD Skopje to Telekom Slovenije. The transfer of the 100% stake in Cosmofon to Telekom Slovenije will take place through the sale of Cosmote’s 100%-owned subsidiary, OTE MTS Holding B.V. The total value of the transaction amounts to €190mn. The transaction is subject to final approvals by FYROM regulatory authorities.

5.  SUBSEQUENT EVENTS

OTE HOLDS EXTRAORDINARY GENERAL MEETING

On April 7, 2009, OTE held an Extraordinary General Meeting during which the shareholders discussed and decided upon amendments of the Articles of Incorporation, appointment of members of the Audit Committee, approval of acquisition of own shares by OTE S.A., as well as heard announcements related to the replacement of resigned members of the Board.

OTE INVESTOR RELATIONS AWARDS

On April 6, 2009, OTE’s Investor Relations garnered four awards at Capital Link’s Annual Greek IR Awards ceremony held in Athens. Mr. Dimitris Tzelepis, OTE's Head of Investor Relations, was voted Best Investor Relations Officer in Greece with International Investors and the OTE Investor Relations team received awards for Best IR by a large Cap Company (FTSE - ASE 20), Best IR with International Investors and Best IR with the Sell Side.

COSMOTE COMPLETES THE ACQUISITION OF A 12.6% STAKE IN AMC

On April 27, 2009, Cosmote, the 100% subsidiary of OTE, completed the acquisition process of a 12.6% stake held by the Albanian State, in its subsidiary AMC following the approvals of the relevant authorities in Albania. The cash consideration for the above capital stake stands at €48.2 mn. Following the official conclusion of the transaction, Cosmote owns directly or indirectly (through its 97% owned subsidiary COSMO-HOLDING ALBANIA S.A.) a 95% stake in AMC.

SYNERGIES RESULTING FROM THE DT-OTE COOPERATION ARE ANNOUNCED

On May 7, 2009, the synergies resulting from the cooperation of OTE with Deutsche Telekom were presented in the context of the latter company's Q1'09 results presentation. A run rate of approximately €200mn potential annual synergies have been verified using bottom-up measures, 2/3 of which will be implemented by 2010 year-end. The highest proportion of synergies potential comes from procurement, 1/3 is associated with capex, while a 70% of the total relates to the mobile operations.

6. OUTLOOK

In the first quarter, OTE Group revenues were adversely impacted by competitive, regulatory and economic developments across all its markets. In this rapidly changing environment, it is very difficult to make accurate forecasts regarding revenue evolution. Under the current circumstances, Group OIBDA margin will be the main focus area of the company's management. Group OIBDA margin is expected to be positively affected in the coming quarters, on a pro forma basis, by the impact of the additional voluntary retirement plan in Greek fixed-line and lower Group marketing and advertising expenses.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in five countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2007 filed with the SEC on June 24, 2008. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of March 31, 2009 and December 31, 2008 (Under IFRS)

II.

Consolidated Income Statements for the quarters ended March 31, 2009 and 2008 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the quarters ended March 31, 2009 and 2008 (Under IFRS)

IV.

Consolidated Statement of Cash Flows for the quarters ended March 31, 2009 and 2008 (Under IFRS)

V.

Group Revenues for the quarters ended March 31, 2009 and 2008 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

Mobile Operations

VIII.

International Operations

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(€ mn)	31 Mar 2009	31 Dec 2008
ASSETS

Non - current assets:
Property, plant and equipment	5,650.9	5,872.8
Goodwill	529.1	530.7
Telecommunication licenses	317.1	329.5
Other Intangible assets	550.3	556.2
Investments	157.0	156.6
Loans and advances to pension funds	184.5	194.5
Deferred tax assets	252.1	286.8
Other non-current assets	120.5	120.7
Total non - current assets	7,761.5	8,047.8

Current assets:
Inventories	216.7	201.3
Trade receivables	1,173.0	1,194.2
Other financial assets	204.8	135.9
Other current assets	311.6	261.6
Cash and cash equivalents	1,460.5	1,427.8
Total current assets	3,366.6	3,220.8

Assets classified as held for sale	160.4	156.6

TOTAL ASSETS	11,288.5	11,425.2

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,171.5
Share premium	498.5	497.9
Statutory reserve	330.2	330.2
Foreign exchange and other reserves	(37.9)	73.9
Changes in minority interests	(3,315.2)	(3,315.2)
Retained earnings	2,820.3	2,553.6
	1,467.4	1,311.9
Minority interests	815.4	861.3

Total equity	2,282.8	2,173.2

Non – current liabilities:
Long-term borrowings	5,409.7	5,409.6
Provision for staff retirement indemnities	260.4	254.9
Cost of voluntary retirement scheme	117.0	107.2
Provision for Youth Account	285.4	286.3
Deferred tax liabilities	116.5	116.7
Other non – current liabilities	79.0	74.6
Total non – current liabilities	6,268.0	6,249.3

Current liabilities:
Trade accounts payable	851.3	943.9
Short-term borrowings	2.3	5.1
Short-term portion of long-term borrowings	633.1	633.0
Income tax	123.1	58.0
Deferred revenue	230.7	228.4
Cost of voluntary retirement scheme	85.4	275.8
Dividends payable	3.6	3.8
Other current liabilities	787.3	838.2
Total current liabilities	2,716.8	2,986.2

Liabilities directly associated with the assets classified as held for sale	20.9	16.5

TOTAL EQUITY AND LIABILITIES	11,288.5	11,425.2

Movement in OTE Group Shareholders’ equity

2009

Shareholders' equity, January 1	2,173.2
Profit for the year	270.6
Other movements	(161.0)
109.6

Shareholders' equity, March 31	2,282.8

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the quarters ended March 31, 2009 and 2008 (€ mn)

	Q1’09	Q1’08%
			Change
Revenues:
Domestic Telephony	410.1	466.0	-12.0%
International Telephony	56.6	78.9	-28.3%
Mobile Telephony	579.0	559.8	3.4%
Other revenues	408.8	432.8	-5.5%
Total Revenues	1,454.5	1,537.5	-5.4%

Operating Expenses:
Payroll and employee benefits	(293.4)	(279.5)	5.0%
Provision for staff retirement indemnities and youth account	(21.7)	(21.0)	3.3%
Cost of early retirement programs	187.6	(41.8)	-
Charges from international operators	(48.8)	(48.1)	1.5%
Charges from domestic telephony operators	(126.6)	(155.6)	-18.6%
Depreciation and amortization	(277.8)	(294.3)	-5.6%
Cost of telecommunications equipment	(101.7)	(153.3)	-33.7%
Other operating expenses	(329.3)	(304.4)	8.2%
Total Operating Expenses	(1,011.7)	(1,298.0)	-22.1%

Operating income before financial activities	442.8	239.5	84.9%

Income and expense from financial activities
Interest income	25.9	18.5	40.0%
Interest expense	(103.0)	(87.1)	18.3%
FX gain/(loss), net	3.4	5.8	-41.4%
Financial net	(73.7)	(62.8)	17.4%
Gains from investments	-	13.8	-
	(73.7)	(49.0)	50.4%

Profit before income taxes	369.1	190.5	93.8%

Income taxes	(98.5)	(53.6)	83.8%

Profit for the period	270.6	136.9	97.7%

Attributable to:
Equity holders of the parent	266.7	141.1	89.0%
Minority interest	3.9	(4.2)	-
	270.6	136.9	97.7%

EXHIBIT III – GROUP OTHER OPERATING EXPENSES ANALYSIS

(€ mn)	Q1’09	Q1’08	% Change
Commission to dealers	64.4	65.3	-1.4%
Repairs, maintenance, cost of materials	47.9	48.9	-2.0%
Provision for doubtful accounts	26.8	25.5	5.1%
Advertising	51.0	43.2	18.1%
Taxes other than income taxes	12.7	11.4	11.4%
Other	126.5	110.1	14.9%
TOTAL	329.3	304.4	8.2%

EXHIBIT IV – CONSOLIDATED STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the quarters ended March 31, 2009 and 2008 (€ mn)

	Q1’09	Q1’08
Cash Flows from Operating Activities:
Profit before taxes	369.1	190.5
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	277.8	294.3
Stock option scheme	0.6	1.0
Cost of early retirement program	(187.6)	41.8
Provisions	48.5	45.9
Investments and financial income/loss	(29.3)	(38.1)
Amortization of advances to pension funds	8.8	8.8
Interest expense	103.0	87.1

Adjustments for working capital movements related to operating activities
Decrease/(increase) in inventories	(2.8)	4.4
Decrease/(increase) in receivables	(40.3)	(126.1)
(Decrease)/increase in liabilities	(101.8)	(150.9)
Minus:
Interest paid	(130.3)	(28.5)
Income taxes paid	(4.9)	(7.7)
Net Cash provided by Operating Activities	310.8	322.5

Cash Flows from Investing Activities:
Acquisition of minority interest and participation in subsidiaries' share capital increase	-	(762.9)
Acquisition of financial assets	(181.2)	-
Sale of financial assets	113.5	-
Loans received	2.4	-
Purchase of property, plant and equipment or intangible assets	(221.4)	(139.0)
Interest received	19.3	10.0
Net Cash used in Investing Activities	(267.4)	(891.9)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for increase of subsidiary's share capital	-	16.9
Proceeds from long-term and short-term borrowings	8.3	2,700.0
Repayment of long-term and short-term borrowings	(12.1)	(2,100.8)
Dividends paid	(0.2)	(0.1)
Dividends paid to minority investors	(1.2)	-
Net Cash provided by/(used in) Financing Activities	(5.2)	616.0

Net Increase in Cash and Cash Equivalents	38.2	46.6
Cash and Cash equivalents at beginning of period	1,429.7	1,316.3
Foreign currency impact	(5.2)	-
Cash and Cash equivalents classified as held for sale	(2.2)	-
Cash and Cash Equivalents at end of period	1,460.5	1,362.9

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the quarters ended March 31, 2009 and 2008 (€ mn)

	Q1’09	Q1’08	% Change
Domestic Telephony:
Basic monthly rentals	216.8	233.0	-7.0%
Local and long distance calls
-Fixed to fixed	116.0	128.1	-9.4%
-Fixed to mobile	62.7	82.0	-23.5%
	178.7	210.1	-14.9%
Other	14.6	22.9	-36.2%
Total Domestic Telephony	410.1	466.0	-12.0%

International Telephony:
International traffic	20.6	23.8	-13.4%
Payments from mobile operators	12.0	12.1	-0.8%
	32.6	35.9	-9.2%
Payments from International operators	24.0	43.0	-44.2%
Total International Telephony	56.6	78.9	-28.3%

Mobile Telephony	579.0	559.8	3.4%

Other Revenues:
Prepaid cards	9.3	11.7	-20.5%
Leased lines and data communications	82.2	76.4	7.6%
ISDN, connection & monthly charges	36.4	37.4	-2.7%
Sales of telecommunication equipment	95.0	152.9	-37.9%
Internet services-ADSL	73.3	54.5	34.5%
Metroethernet & IP CORE	6.8	4.4	54.5%
Services rendered	20.7	25.2	-17.9%
Collocation & LLU's	33.8	15.6	116.7%
Interconnection charges	25.4	29.2	-13.0%
Miscellaneous	25.9	25.5	1.6%
Total Other Revenues	408.8	432.8	-5.5%

Total Revenues	1,454.5	1,537.5	-5.4%

EXHIBIT VI – SEGMENT REPORTING (3M 2009)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the quarter ended Mar 31, 2009
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	309.5		100.0	4.5	414.0
International Telephony	39.7		22.4	0.9	63.0
Mobile Telephony		627.8			627.8
Other	255.8	88.6	79.0	91.0	514.4
Total Revenues	605.0	716.4	201.4	96.4	1,619.2	(164.7)	1,454.5

Intersegment Revenues	(53.5)	(44.3)	(4.1)	(62.8)	(164.7)

Revenue from External Customers	551.5	672.1	197.3	33.6	1,454.5		1,454.5

Operating Expenses:
Payroll and employee benefits	(199.0)	(64.1)	(36.8)	(15.3)	(315.2)	0.1	(315.1)
Voluntary retirement reversals/(costs)	190.9		(3.3)		187.6	-	187.6
Payments to international operators	(27.1)	(8.1)	(10.4)	(26.1)	(71.7)	22.9	(48.8)
Payments to domestic telephony operators	(54.3)	(94.0)	(18.2)	(0.1)	(166.6)	40.0	(126.6)
Depreciation and amortization	(109.6)	(106.3)	(51.1)	(11.2)	(278.2)	0.4	(277.8)
Cost of equipment & prepaid cards	(20.2)	(83.6)	(9.2)	(0.2)	(113.2)	11.5	(101.7)
Other operating expenses	(114.4)	(226.4)	(49.2)	(29.2)	(419.2)	89.9	(329.3)
Total Operating Expenses	(333.7)	(582.5)	(178.2)	(82.1)	(1,176.5)	164.8	(1,011.7)

Operating Income	271.3	133.9	23.2	14.3	442.7	0.1	442.8

Operating income before depreciation, amortization and voluntary retirement costs	190.0	240.2	77.6	25.5	533.3	(0.3)	533.0
as % of Operating revenues	31.4%	33.5%	38.5%	26.5%	32.9%		36.6%

EXHIBIT VI – SEGMENT REPORTING (3M 2008)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the quarter ended Mar 31, 2008
(€ mn)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	349.0		115.9	2.2	467.1
International Telephony	52.9		27.8	3.8	84.5
Mobile Telephony		608.4			608.4
Other	236.1	138.9	75.5	81.1	531.6
Total Revenues	638.0	747.3	219.2	87.1	1,691.6	(154.1)	1,537.5

Intersegment Revenues	(49.8)	(47.5)	(3.9)	(52.9)	(154.1)

Revenue from External Customers	588.2	699.8	215.3	34.2	1,537.5		1,537.5

Operating Expenses:
Payroll and employee benefits	(180.2)	(59.0)	(45.8)	(15.7)	(300.7)	0.2	(300.5)
Voluntary retirement costs	(12.2)		(29.6)		(41.8)	-	(41.8)
Payments to international operators	(29.3)	(7.8)	(9.3)	(18.6)	(65.0)	16.9	(48.1)
Payments to domestic telephony operators	(72.2)	(97.4)	(25.3)	(0.6)	(195.5)	39.9	(155.6)
Depreciation and amortization	(121.5)	(100.7)	(60.9)	(11.6)	(294.7)	0.4	(294.3)
Cost of equipment & prepaid cards	(21.3)	(129.1)	(12.0)	(0.5)	(162.9)	9.6	(153.3)
Other operating expenses	(111.8)	(214.0)	(41.4)	(23.9)	(391.1)	86.7	(304.4)
Total Operating Expenses	(548.5)	(608.0)	(224.3)	(70.9)	(1,451.7)	153.7	(1,298.0)

Operating Income	89.5	139.3	(5.1)	16.2	239.9	(0.4)	239.5

Operating income before depreciation, amortization and voluntary retirement costs	223.2	240.0	85.4	27.8	576.4	(0.8)	575.6
as % of Operating revenues	35.0%	32.1%	39.0%	31.9%	34.1%		37.4%

EXHIBIT VII – MOBILE OPERATIONS

COSMOTE MOBILE TELECOMMUNICATIONS AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

Prepared under IFRS for the quarters ended March 31, 2009 and 2008

(€ thousand)

	Q1’09	Q1’08%
			Change
Revenues:
Monthly service fees	198,692	176,642	12.5%
Airtime revenues	238,886	239,573	-0.3%
Interconnection revenues	130,544	137,072	-4.8%
Roaming revenues	6,113	6,925	-11.7%
SMS revenues and other services	53,590	48,203	11.2%
Sales of handsets and accessories	82,488	134,723	-38.8%
Commission revenues	571	0	-
Οther operating revenues	5,499	4,183	31.5%
Total Revenues	716,383	747,321	-4.1%
Revenues from telecommunication services	627,825	608,415	3.2%

Operating Expenses:
Interconnection	(102,167)	(105,207)	-2.9%
Cost of goods	(81,306)	(128,802)	-36.9%
Payroll	(64,402)	(59,362)	8.5%
Network operating costs	(53,268)	(52,168)	2.1%
Distribution & sales	(93,933)	(92,898)	1.1%
Marketing & Customer care	(47,286)	(37,825)	25.0%
General & administrative	(25,498)	(24,099)	5.8%
Provision for doubtful accounts	(8,375)	(6,916)	21.1%
Depreciation	(106,273)	(100,734)	5.5%
Total Operating Expenses	(582,508)	(608,011)	-4.2%

Operating Income	133,875	139,310	-3.9%

Operating income before depreciation and amortization	240,148	240,044	0.0%
as % of Operating revenues	33.5%	32.1%

COSMOTE Greece (stand alone)

(€ thousand)	Q1’09	Q1’08%
			Change
Revenues:
Telecommunication services fees & revenues	330,138	324,226	1.8%
Interconnection revenues	66,488	86,276	-22.9%
Other operating revenues & sales of merchandising	46,368	13,877	234.1%
Total Revenues	442,994	424,379	4.4%

Total Operating Expenses	(323,660)	(291,311)	11.1%

Operating Income	119,334	133,068	-10.3%

Operating income before depreciation and amortization	163,549	175,539	-6.8%
as % of Operating revenues	36.9%	41.4%

ALBANIAN MOBILE COMMUNICATIONS (AMC, stand alone)

(€ thousand)	Q1’09	Q1’08%
			Change
Revenues:
Telecommunication services fees & revenues	26,903	30,140	-10.7%
Interconnection revenues	12,702	14,012	-9.3%
Other operating revenues & sales of merchandising	788	895	-12.0%
Total Revenues	40,393	45,047	-10.3%

Total Operating Expenses	(21,046)	(21,882)	-3.8%

Operating Income	19,347	23,165	-16.5%

Operating income before depreciation and amortization	25,075	29,072	-13.7%
as % of Operating revenues	62.1%	64.5%

GLOBUL (stand alone)

(€ thousand)	Q1’09	Q1’08%
			Change
Revenues:
Telecommunication services fees & revenues	69,348	70,474	-1.6%
Interconnection revenues	25,743	24,510	5.0%
Other operating revenues & sales of merchandising	13,971	6,134	127.8%
Total Revenues	109,062	101,118	7.9%

Total Operating Expenses	(91,162)	(83,728)	8.9%

Operating Income	17,900	17,390	2.9%

Operating income before depreciation and amortization	41,395	40,323	2.7%
as % of Operating revenues	38.0%	39.9%

COSMOTE Romania (stand alone)

(€ thousand)	Q1’09	Q1’08%
			Change
Revenues:
Telecommunication services fees & revenues	62,820	37,878	65.8%
Interconnection revenues	25,109	13,425	87.0%
Other operating revenues & sales of merchandising	10,132	1,946	420.7%
Total Revenues	98,061	53,249	84.2%

Total Operating Expenses	(103,534)	(79,050)	31.0%

Operating Loss	(5,473)	(25,801)	-78.8%

Operating income/(loss) before depreciation and amortization	13,014	7,707)	-
as % of Operating revenues	13.3%	-

GERMANOS

(€ thousand)	Q1’09	Q1’08%
			Change
Revenues:
Commission Revenues	63,941	52,921	20.8%
Sales of merchandising	124,271	183,668	-32.3%
Other operating revenues	7,266	4,095	77.4%
Total Revenues	195,478	240,684	-18.8%

Total Operating Expenses	(200,829)	(241,987)	-17.0%

Operating Income/(loss)	(5,351)	(1,303)	310.7%

Operating income/(loss) before depreciation and amortization	(899)	2,497	-
as % of Operating revenues	-	1.0%

COSMOFON (stand alone)

(€ thousand)	Q1’09	Q1’08%
			Change
Revenues:
Telecommunication services fees & revenues	10,365	10,472	-1.0%
Interconnection revenues	3,326	3,262	2.0%
Other operating revenues & sales of merchandising	623	841	-25.9%
Total Revenues	14,314	14,575	-1.8%

Total Operating Expenses	(17,700)	(15,461)	14.5%

Operating Loss	(3,386)	(886)	282.2%

Operating income before depreciation and amortization	1,885	3,600	-47.6%
as % of Operating revenues	13.2%	24.7%

EXHIBIT VIII - INTERNATIONAL OPERATIONS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the quarter ended March 31 2009,
in accordance with IFRS (€ thousand)

3M’08

Basic monthly rentals	69,374
Domestic Telephony calls	30,606
Domestic Telephony	99,980
International Telephony	22,411
Other Revenues	78,999
Total Operating Revenues	201,390

Personnel (inc Voluntary Redundancy)	(40,132)
Other operating expenses	(86,961)
Depreciation and Amortization	(60,555)
Total Operating expenses	(187,648)

Operating income	13,742

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended March 31, 2009 and 2008
OTE	Q1’09	Q1’08	% Change
PSTN lines	4,027,567	4,413,027	-8.7%
ISDN, 64kb equiv. lines	1,254,110	1,324,918	-5.3%
Total lines	5,281,677	5,737,945	-8.0%

ADSL subscribers	1,028,360	861,592	19.4%
Unbundled local loops	770,506	404,846	90.3%

COSMOTE (Greece)
Total subscribers	8,411,609	6,528,495	28.8%

AMC
Total subscribers	1,405,447	1,223,295	14.9%

GLOBUL
Total subscribers	4,012,232	3,877,978	3.5%

COSMOTE ROMANIA
Total subscribers	6,106,278	4,238,143	44.1%

COSMOFON
Total subscribers	766,407	618,433	23.9%

Employees:
-OTE	12,086	11,950	1.1%
-COSMOTE (Greece)	2,231	2,183	2.2%
-RomTelecom	10,402	12,357	-15.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 7, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer